SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Blue Coat Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09534T508
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [x]
(b)     [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
2,899,039

8SHARED VOTING POWER
0

9.SOLE DISPOSITIVE POWER
2,899,039

10.SHARED DISPOSITIVE POWER
0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
2,899,039

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [x]
(b)     [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8SHARED VOTING POWER
1,169,421

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
1,169,421

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
1,169,421

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [x]
(b)     [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
OO

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)[ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8SHARED VOTING POWER
1,169,421

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
1,169,421

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
1,169,421

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%

14.TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D reflects the beneficial ownership of the Reporting Persons (as defined below) as of December 16, 2010.  The Reporting Persons initially filed the holdings on a Schedule 13G on June 11, 2010.

ITEM 1.Security and Issuer.

This statement relates to the common stock, $.0001 par value (the "Common Stock"), of Blue Coat Systems, Inc. (the "Issuer").  The Issuer's principal executive office is located at 420 North Mary Avenue, Sunnyvale, California 94085.

ITEM 2. Identity and Background.

(a)-(c)This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons").  Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International.  EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	712 Fifth Avenue 36th Floor New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	712 Fifth Avenue 36th Floor New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	712 Fifth Avenue 36th Floor New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	712 Fifth Avenue 36th Floor New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

EICA

The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

(d) and (e)During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Mr. Singer is a citizen of the United States of America.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital                        $36,931,178

Elliott International Working Capital $55,128,917

ITEM 4.Purpose of Transaction.

  Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities. EICA has acted as investment manager to Elliott International in connection with Elliott International’s acquisition of beneficial ownership of Common Stock.

Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

The Reporting Persons reserve the right to further discuss and/or meet with management, the Board of Directors of the Issuer, and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities.  The Reporting Persons may take positions or make proposals with respect to potential changes in the strategy and future plans of the Issuer as a means of enhancing shareholder value.

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott Associates individually beneficially owns 2,899,039 shares of Common Stock consisting of: (i) 779,579 shares of Common Stock, (ii) a Senior Convertible Note due June 2, 2013 (the “Convertible Note”) convertible into 1,926,782 shares of Common Stock, and (iii) warrants (the “Warrants”) exercisable for 192,678 shares of Common Stock.  Elliott Associates owns the Convertible Note and Warrants through Manchester Securities Corp., a wholly-owned subsidiary.  The 2,899,039 shares of Common Stock individually beneficially owned by Elliott Associates constitute 6.4% of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 1,169,421 shares of Common Stock, which constitute 2.7% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 4,068,460 shares of Common Stock constituting 9.0% of all of the outstanding shares of Common Stock.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d)No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as previously described in Item 5(a), there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  December 16, 2010

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Blue Coat Systems, Inc. dated December 16, 2010 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  December 16, 2010

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                             Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price ($) per Share (excl. of commissions)
13-Dec-2010	Common	8,007	29.253500
13-Dec-2010	Common	4,000	28.959900
13-Dec-2010	Common	13,200	29.152400
13-Dec-2010	Common	9,600	29.245700
13-Dec-2010	Common	2,800	28.992500
10-Dec-2010	Common	10,000	28.960300
10-Dec-2010	Common	400	29.284700
10-Dec-2010	Common	10,168	29.255000
09-Dec-2010	Common	12,967	28.656500
09-Dec-2010	Common	15,432	28.547600
08-Dec-2010	Common	15,200	28.675800
08-Dec-2010	Common	11,433	28.356600
08-Dec-2010	Common	10,000	28.498700
08-Dec-2010	Common	10,400	28.314800
08-Dec-2010	Common	10,000	28.331600
08-Dec-2010	Common	6,000	28.350000
07-Dec-2010	Common	8,640	28.948500
07-Dec-2010	Common	6,000	28.327800
07-Dec-2010	Common	6,000	28.327700
03-Dec-2010	Common	20,000	27.055100
03-Dec-2010	Common	9,593	27.390500
02-Dec-2010	Common	5,560	27.293900
02-Dec-2010	Common	8,000	27.201600
02-Dec-2010	Common	160,000	27.287500
02-Dec-2010	Common	3,360	27.313900
01-Dec-2010	Common	8,000	27.255100
30-Nov-2010	Common	19,600	26.738500
30-Nov-2010	Common	8,000	26.550000
30-Nov-2010	Common	10,000	26.561900
30-Nov-2010	Common	840	26.500000
29-Nov-2010	Common	3,200	26.652000
29-Nov-2010	Common	20,000	26.620700
29-Nov-2010	Common	2,000	26.772300
26-Nov-2010	Common	1,800	26.949800
26-Nov-2010	Common	1,874	27.215200
23-Nov-2010	Common	7,526	26.136000
19-Nov-2010	Common	10,000	26.180000
19-Nov-2010	Common	10,000	26.093600
19-Nov-2010	Common	10,000	25.670900
19-Nov-2010	Common	20,000	26.263400
19-Nov-2010	Common	8,198	26.438000
17-Nov-2010	Common	(7,640)	27.006600
17-Nov-2010	Common	(10,000)	26.825300
05-Nov-2010	Common	(30,000)	27.952000
02-Nov-2010	Common	(480)	27.100800
28-Oct-2010	Common	(10,000)	26.809200
28-Oct-2010	Common	(10,000)	26.862500
27-Oct-2010	Common	(11,176)	26.009600
27-Oct-2010	Common	(10,000)	26.174800
26-Oct-2010	Common	(6,824)	26.011800
26-Oct-2010	Common	(10,000)	25.971600
25-Oct-2010	Common	(10,000)	26.257600
22-Oct-2010	Common	(10,000)	25.721400
22-Oct-2010	Common	(10,000)	25.400000
19-Oct-2010	Common	10,000	24.151700
15-Oct-2010	Common	(10,000)	25.100900

All of the above transactions were effected on the open market.

The following transactions were effected by The Liverpool Limited Partnership, a wholly-owned subsidiary of Elliott Associates, L.P., during the past sixty (60) days:

18-Nov-2010	Common	(2,360)	27.150200
16-Nov-2010	Common	7,640	26.173100
15-Nov-2010	Common	(14,000)	27.394400
12-Nov-2010	Common	4,000	26.350000
11-Nov-2010	Common	7,511	26.349100
09-Nov-2010	Common	(760)	28.100000
08-Nov-2010	Common	(8,751)	28.064400
29-Oct-2010	Common	(11,520)	27.432400
27-Oct-2010	Common	(20,000)	26.022800
27-Oct-2010	Common	(36,000)	26.358400
27-Oct-2010	Common	(20,000)	26.179100
27-Oct-2010	Common	(20,000)	26.024300

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price ($) per Share (excl. of commissions)
13-Dec-2010	Common	12,011	29.253500
13-Dec-2010	Common	6,000	28.959900
13-Dec-2010	Common	19,800	29.152400
13-Dec-2010	Common	14,400	29.245700
13-Dec-2010	Common	4,200	28.992500
10-Dec-2010	Common	15,000	28.960300
10-Dec-2010	Common	600	29.284700
10-Dec-2010	Common	15,253	29.255000
09-Dec-2010	Common	19,451	28.656500
09-Dec-2010	Common	23,147	28.547600
08-Dec-2010	Common	22,800	28.675800
08-Dec-2010	Common	17,149	28.356600
08-Dec-2010	Common	15,000	28.498700
08-Dec-2010	Common	15,600	28.314800
08-Dec-2010	Common	15,000	28.331600
08-Dec-2010	Common	9,000	28.350000
07-Dec-2010	Common	12,960	28.948500
07-Dec-2010	Common	9,000	28.327800
07-Dec-2010	Common	9,000	28.327700
03-Dec-2010	Common	30,000	27.055100
03-Dec-2010	Common	14,389	27.390500
02-Dec-2010	Common	8,340	27.293900
02-Dec-2010	Common	12,000	27.201600
02-Dec-2010	Common	240,000	27.287500
02-Dec-2010	Common	5,040	27.313900
01-Dec-2010	Common	12,000	27.255100
30-Nov-2010	Common	29,400	26.738500
30-Nov-2010	Common	12,000	26.550000
30-Nov-2010	Common	15,000	26.561900
30-Nov-2010	Common	1,260	26.500000
29-Nov-2010	Common	4,800	26.652000
29-Nov-2010	Common	30,000	26.620700
29-Nov-2010	Common	3,000	26.772300
26-Nov-2010	Common	2,700	26.949800
26-Nov-2010	Common	2,812	27.215200
23-Nov-2010	Common	11,288	26.136000
19-Nov-2010	Common	15,000	26.180000
19-Nov-2010	Common	15,000	26.093600
19-Nov-2010	Common	15,000	25.670900
19-Nov-2010	Common	30,000	26.263400
19-Nov-2010	Common	12,297	26.438000
18-Nov-2010	Common	(3,540)	27.150200
17-Nov-2010	Common	(11,460)	27.006600
17-Nov-2010	Common	(15,000)	26.825300
16-Nov-2010	Common	11,460	26.173100
15-Nov-2010	Common	(21,000)	27.394400
12-Nov-2010	Common	6,000	26.350000
11-Nov-2010	Common	11,266	26.349100
09-Nov-2010	Common	(1,140)	28.100000
08-Nov-2010	Common	(13,126)	28.064400
05-Nov-2010	Common	(45,000)	27.952000
02-Nov-2010	Common	(720)	27.100800
29-Oct-2010	Common	(17,280)	27.432400
28-Oct-2010	Common	(15,000)	26.809200
28-Oct-2010	Common	(15,000)	26.862500
27-Oct-2010	Common	(30,000)	26.022800
27-Oct-2010	Common	(54,000)	26.358400
27-Oct-2010	Common	(30,000)	26.179100
27-Oct-2010	Common	(30,000)	26.024300
27-Oct-2010	Common	(16,765)	26.009600
27-Oct-2010	Common	(15,000)	26.174800
26-Oct-2010	Common	(10,235)	26.011800
26-Oct-2010	Common	(15,000)	25.971600
25-Oct-2010	Common	(15,000)	26.257600
22-Oct-2010	Common	(15,000)	25.721400
22-Oct-2010	Common	(15,000)	25.400000
19-Oct-2010	Common	15,000	24.151700
15-Oct-2010	Common	(15,000)	25.100900

All of the above transactions were effected on the open market.